# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hartford Creative Group, Inc., CIK 0001482554
CUSIP: 41653H106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8832 GLENDON WAY, ROSEMEAD, California (CA), 91770
Date of event which requires filing of this statement: 11/26/2024
Filed by CIK 0001841429
Persons authorized to receive notices and communications: William B. Barnett, 60 Kavenish Drive, Rancho Mirage, California (CA), 92270, 442-274-7571

## Reporting persons
- Chang Sheng-Yih (CIK 0001841429): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 45,786,800; shared voting power 0; sole dispositive power 45,786,800; shared dispositive power 0; aggregate amount beneficially owned 45,786,800 (45.7% of the class)
  Comment: Based on 100,108,000 shares of Common Stock outstanding as of November 26, 2024, as reported by the Issuer to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Hartford Creative Group, Inc.
Address of issuer's principal executive offices: 8832 GLENDON WAY, ROSEMEAD, California (CA), 91770

## Item 2. Identity and Background
Name of person filing: Sheng-Yih Chang
Residence or business address: 8832 Glendon Way, Rosemead, CA 91770
Present principal occupation or employment: Mr. Chang is an individual and CEO and a director of the Issuer. Other than his ownership of common stock of the Issuer by himself, he does not own any other securities of the Issuer nor is a party to any contract, agreement or understanding required to be disclosed herein. He is not affiliated with any other public companies.
Criminal convictions in the last five years: (d) During the last five years, Mr. Chang has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Chang has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of funds for acquiring the Company's shares was Mr. Chang's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: This Schedule 13D is being filed as a result of a change in the percentage of beneficial ownership of common stock of the Issuer by the Reporting Person due to the purchase from thirty-two (32) independent shareholders on November 26, 2024, of an aggregate of 43,786,800 shares of the Issuer's Common Stock for consideration valued at $875,736 and the acquisition of 200,000 shares of the Issuer's Common Stock on July 13, 2018, for consideration of $0.02 per share, and the acquisition of 800,000 shares of the Issuer's Common Stock on December 11, 2018, for consideration of $0.02 per share, and the acquisition of 600,000 shares of the Issuer's Common Stock on March 12, 2024, for consideration of $0.02 per share, and the acquisition of 600,000 shares of the Issuer's Common Stock on March 12, 2024, for consideration of $0.02 per share, and the acquisition of 400,000 shares of the Issuer's Common Stock on October 31, 2024, for consideration of $0.02 per share leaving the Reporting Person with a total of 45,786,800 shares of the Issuer's Common Stock, representing approximately 45.74% of the total issued and outstanding Common Stock of the Issuer as of the date hereof. All purchases were private transactions between the Reporting Person and shareholders of the Issuer. All the shares were restricted and remained restricted after such acquisitions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person currently beneficially owns 45,786,800 shares of Common Stock, which represents approximately 45.74% of the outstanding shares of Common Stock of the Issuer. Such percentages and the percentages below are calculated based on 100,108,000 shares of Common Stock outstanding as of November 26, 2024. The following summarizes the Reporting Persons' acquisition and disposition of shares of Common Stock, all of which have been previously reported on Forms 3 and 4 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the Issuer made on Forms 10-Q, Forms 10-K, Form 13D, and proxy statements.
Number of shares as to which each person has sole or shared power to vote or dispose: Please see 5(a) above.
Transactions in the class effected during the past sixty days: Other than as reported herein and Item 6, the Reporting Person has not affected any transactions in the Common Stock during the past 60 days of this Report.
Other persons with the right to receive dividends or sale proceeds: Other than as described herein, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 45,786,800 shares of Common Stock of the Issuer over which Mr. Chang has beneficial ownership.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Person or between the Reporting Person and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Chang Sheng-Yih: /s/ Sheng-Yih Chang, Sheng-Yih Chang, Individual (12/04/2024)